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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


05070859


RECEIVED
NOV 07 2005
183
PROCESSING
SECTION

FORM 11-K/A

(Amendment No.1)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004	Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC

1440 Kiewit Plaza

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

EXPLANATORY NOTE

This Amendment No. 1 on Form 11-K/A is filed solely for the purpose of correcting an oversight in the written consent of Johnson Lambert & Co., the Independent Registered Public Accounting Firm that audits the financial statements of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies. The corrected consent, included herewith as Exhibit 23.1, expressly permits Berkshire Hathaway Inc. to incorporate the Johnson Lambert & Co. report dated June 20, 2005, appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2004, into the Berkshire Hathaway Inc. Registration Statement on Form S-8 (333-53046) under which the Plan interests are offered.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies**

Charles G. Schara
Authorized Committee Member

EXHIBIT

The following Exhibit is being filed with this Annual Report on Form **11-K/A:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co.

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8 of our report dated June 20, 2005, appearing in the Annual Report on Form 11-K of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2004.

Johnson Lambert & Co.

Bethesda, Maryland
November 3, 2005

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RED BANK, NJ • RESTON, VA